Report of Independent Registered Public Accounting Firm
To the Board of Trustees

Dreyfus Variable Investment Fund - Balanced Portfolio
We have examined management's assertion about
Dreyfus Variable Investment Fund - Balanced Portfolio's
(the "Company") compliance with the
requirements of subsections (b) and (c) of Rule 17f-2
of the Investment Company Act of 1940 ("the Act")
as of July 31, 2004, with respect to securities
and similar investments reflected in the investment
account of the Company, included in the accompanying
Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of
1940.  Management is responsible for the Company's
compliance with those requirements.  Our responsibility
is to express an opinion on management's assertion
about the Company's compliance based on our
examination.
Our examination was made in accordance with attestation
standards established by the Public Company Accounting
Oversight Board (United States) and accordingly, included
examining, on a test basis, evidence about the Company's
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances. Included among our procedures were the
following tests performed as of July 31, 2004,
and with respect to agreement of security and similar
investments purchases and sales, for the period from
April 30, 2004 (the date of last examination)
through July 31, 2004;
Count and inspection of all securities and similar
investments located in the vault of Mellon Bank in New
York, without prior notice to management;
Confirmation of all securities and similar investments
held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company
and the Participant Trust Company);
Reconciliation of confirmation results as to all such
securities and investments to the books and records
of the Company and Mellon Bank;
Confirmation of all repurchase agreements, if any,
with brokers/banks and agreement of underlying
collateral with Mellon Bank's records;
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide
a legal determination on the Company's compliance with
specified requirements.
In our opinion, management's assertion that Dreyfus
Variable Investment Fund - Balanced Portfolio was
in compliance with the requirements of subsections (b)
and (c) of Rule 17f-2 of the Investment Company Act
of 1940 as of July 31, 2004 with respect to
securities and similar investments reflected in the
investment account of the Company is fairly stated, in
all material respects.
This report is intended solely for the information and
use of management of Dreyfus Variable Investment Fund
- Balanced Portfolio and the Securities
and Exchange Commission and should  not be used
for any other purpose.
               ERNST & YOUNG LLP
New York, New York
September 16, 2004
          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549
           FORM N-17f-2
Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies
Pursuant to Rule 17f-2 [17 CRF 270.17f-2]
1. Investment Company Act File     Date examination
    Number:              completed:
    811- 5125            September 16, 2004
2.   State Identification Number:
AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO
Other
Specify:
3. Exact name of investment company as specified in registration statement:
4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166
INSTRUCTIONS
     The Form must be completed by investment companies that have custody of securities or similar investments
Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.
Accountant
3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT
Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940
We, as members of management of Dreyfus Variable
Investment Fund - Balanced Portfolio (the
"Company"), are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940.  We are also responsible for establishing
and maintaining effective controls over compliance
with those requirements.  We have performed an
evaluation  of the Company's compliance with the
requirements of subsections (b) and (c) of Rule 17f-2
as of July 31, 2004.
Based on this evaluation, we assert that the Company
was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of July 31, 2004 with respect to
securities and similar investments reflected in the
investment account  of the Company.
Dreyfus Variable Investment Fund - Balanced Portfolio
By:
     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation